Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 30 June 2016, the changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB8,847 million and an increase in liabilities of long-term health insurance contracts by RMB1,884 million, which in aggregate reduced profit before tax by RMB10,731 million for the six months ended 30 June 2016.

I.	Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the eighth meeting of the fifth session of the Board of Directors on 25 August 2016.

II.	Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

On 30 June 2016, the Company reviewed the above assumptions based on current information. The changes in liabilities of insurance contracts arising from the changes in the assumptions were recognised in the statement of profit or loss, which in aggregate reduced profit before tax by RMB10,731 million for the six months ended 30 June 2016. As at 30 June 2016, the changes in the assumptions above resulted in an increase in liabilities of life insurance contracts by RMB8,847 million and an increase in liabilities of long-term health insurance contracts by RMB1,884 million.

The Company adopted prospective application method to deal with the changes in accounting estimates, and no retroactive adjustment is required.

Commission File Number 001-31914

III.	Conclusive Opinions of Independent Directors, the Supervisory Committee and the Accounting Firm

The Independent Directors and the Supervisory Committee of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

Ernst & Young Hua Ming LLP issued the Special Report on the Changes in Accounting Estimates of China Life Insurance Company Limited for the six months ended 30 June 2016.

IV.	Appendices of the Announcement

1.	Independent opinion from Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Supervisory Committee of the Company on the changes in accounting estimates

4.	Special Report on the Changes in Accounting Estimates of China Life Insurance Company Limited for the six months ended 30 June 2016 issued by Ernst & Young Hua Ming LLP

The Board of Directors of
China Life Insurance Company Limited
25 August 2016

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